Exhibit 99.1

MiX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MiX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics:

Pursuant to the SENS announcement published on 1 December 2017, wherein shareholders were advised that Charles Tasker had exercised 2 000 000 share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”) and that the intention was to sell 1 211 249 of these shares to cover the strike price and resultant tax implications of the transaction, shareholders are now advised that Charles Tasker, in order to increase his shareholding in MiX Telematics, only intends to sell approximately 842 928 shares to contribute towards the strike price and resultant tax implications of the transaction.  To date, Charles Tasker has sold 629 450 shares. Once the sale of the 842 928 shares is complete, Charles Tasker will have increased his shareholding in MiX Telematics by approximately 1 157 072 ordinary shares, bringing his total shareholding to 2 057 072 MiX Telematics shares.

Name of director:	Charles Tasker
Transaction date:	8 December 2017
Class of securities:	Ordinary shares
Number of securities:	200 000
Price per security:	R6.20
Total value:	R1 240 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	11 December 2017
Class of securities:	Ordinary shares
Number of securities:	150 000
Price per security:	R6.20
Total value:	R930 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	12 December 2017
Class of securities:	Ordinary shares
Number of securities:	50 000
Price per security:	R6.20
Total value:	R310 000.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Charles Tasker
Transaction date:	13 December 2017
Class of securities:	Ordinary shares
Number of securities:	229 450
Price per security:	R6.20
Total value:	R1 422 590.00
Nature of transaction:	On-market sale
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

14 December 2017

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